

July 22, 2015

Via E-mail
Mr. Mark L. Kleifges
Treasurer and Chief Financial Officer
Government Properties Income Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

  Re: Government Properties Income Trust
     Form 10-K for the year ended December 31, 2014
     Filed on February 20, 2015
     File No. 001-34364

Dear Mr. Kleifges:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2015

Note 11. Equity Investment in Select Income REIT, page 11

1) Please tell us how the company considered the recognized loss upon issuance of shares by an equity investee when performing their periodic evaluation of the equity investment in SIR for possible indictors of other than temporary impairment.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

Mr. Mark L. Kleifges
Government Properties Income Trust
July 22, 2015
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief